Mercedes-Benz Auto Lease Trust 2019-A
Investor Report
Collection Period Ended   28-Feb-2019

Amounts in USD

Dates

Collection Period No.	2			
Collection Period (from... to)	1-Feb-2019	28-Feb-2019		
Determination Date	13-Mar-2019			
Record Date	14-Mar-2019			
Payment Date	15-Mar-2019			
Interest Period of the Class A-1 Notes (from... to)	15-Feb-2019	15-Mar-2019	Actual/360 Days	28
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 3/15/2019	15-Feb-2019	15-Mar-2019	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	265,000,000.00	192,780,870.92	162,583,343.56	30,197,527.36	113.952933	0.613522
Class A-2 Notes	479,000,000.00	479,000,000.00	479,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	479,000,000.00	479,000,000.00	479,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	94,110,000.00	94,110,000.00	94,110,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,317,110,000.00**	**1,244,890,870.92**	**1,214,693,343.56**	**30,197,527.36**		
Overcollateralization	227,885,985.84	247,199,357.73	247,199,357.73			
Total Securitization Value	**1,544,995,985.84**	**1,492,090,228.65**	**1,461,892,701.29**			
present value of lease payments	611,860,521.38	557,399,877.61	530,004,602.60			
present value of Base Residual Value	933,135,464.46	934,690,351.04	931,888,098.69			

	Amount	Percentage
Initial Overcollateralization Amount	227,885,985.84	14.75%
Target Overcollateralization Amount	247,199,357.73	16.00%
Current Overcollateralization Amount	247,199,357.73	16.00%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.743390%	411,345.75	1.552248	30,608,873.11	115.505182
Class A-2 Notes	3.010000%	1,201,491.67	2.508333	1,201,491.67	2.508333
Class A-3 Notes	3.100000%	1,237,416.67	2.583333	1,237,416.67	2.583333
Class A-4 Notes	3.250000%	254,881.25	2.708333	254,881.25	2.708333
Total		**3,105,135.34**		**$33,302,662.70**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,467,746,186.55**	**1,414,840,429.36**	**1,384,642,902.00**

Available 2019-A Collections

Lease Payments Received	28,365,663.46
Net Sales Proceeds-early terminations (incl Defaulted Leases)	10,299,891.26
Net Sales Proceeds-scheduled terminations	2,792,701.46
Excess wear and tear included in Net Sales Proceeds	24,614.64
Excess mileage included in Net Sales Proceeds	76,305.39
Subtotal	41,458,256.18
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	107,136.08
Total Available Collections	**41,565,392.26**

Distribution on the Exchange Note

(1) Total Servicing Fee		1,243,408.52
Nonrecoverable Advances to the Servicer		0.00
(2) Exchange Note Interest Distributable Amount	(3.26%)	3,843,649.83
(3) Exchange Note Principal Distributable Amount		30,197,527.36
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount		0.00
(5) Remaining Funds Payable		6,280,806.55
Total Distribution		**41,565,392.26**

Available Funds ABS Notes

Total Exchange Note Payments	34,041,177.19
Reserve Account Draw Amount	0.00
Total Available Funds	**34,041,177.19**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	3,105,135.34
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	30,197,527.36
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	738,514.49
Total Distribution	**34,041,177.19**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,243,408.52	1,243,408.52	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	3,105,135.34	3,105,135.34	0.00
thereof on Class A-1 Notes	411,345.75	411,345.75	0.00
thereof on Class A-2 Notes	1,201,491.67	1,201,491.67	0.00
thereof on Class A-3 Notes	1,237,416.67	1,237,416.67	0.00
thereof on Class A-4 Notes	254,881.25	254,881.25	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	3,105,135.34	3,105,135.34	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	30,197,527.36	30,197,527.36	0.00
Principal Distribution Amount	30,197,527.36	30,197,527.36	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,862,489.96
Reserve Fund Amount - Beginning Balance	3,862,489.96
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	6,751.72
minus Net Investment Earnings	6,751.72
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,862,489.96
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	6,751.72
Net Investment Earnings on the Exchange Note	
Collection Account	100,384.36
Investment Earnings for the Collection Period	107,136.08

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,544,995,985.84	38,227
Securitization Value beginning of Collection Period	1,492,090,228.65	37,805
Principal portion of lease payments	18,481,064.43	
Terminations- Early	8,210,764.35	
Terminations- Scheduled	2,193,398.49	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,312,300.09	
Securitization Value end of Collection Period	1,461,892,701.29	37,498
Pool Factor	94.62%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	8.70%	8.70%
Weighted Average Remaining Term (months)	23.64	21.85
Weighted Average Seasoning (months)	14.32	16.02
Aggregate Base Residual Value	1,100,930,284.17	1,077,827,937.27
Cumulative Turn-in Ratio		82.54%
Proportion of base prepayment assumption realized life to date		116.51%
Actual lifetime prepayment speed		0.41%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,460,284,970.06	37,460	99.89%
31-60 Days Delinquent	1,055,785.05	24	0.07%
61-90 Days Delinquent	456,854.11	12	0.03%
91-120 Days Delinquent	95,092.07	2	0.01%
Total	1,461,892,701.29	37,498	100.00%

Delinquency Trigger			**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value			0.038%
Delinquency Trigger occurred			No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,123,346.56	31	2,407,231.50	65
Liquidation Proceeds	1,049,930.28		2,563,435.03	
Recoveries	3,017.22		3,017.22	
Principal Net Credit Loss / (Gain)	70,399.06		(159,220.75)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.057%	
Prior Collection Period	(0.181%)	
Second Prior Collection Period	NA	
Third Prior Collection Period	NA	
Four Month Average	(0.062)%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   (0.010)%

Average Net Credit Loss / (Gain)   (2,449.55)

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	10,593,116.37	276	25,680,046.92	663
Sales Proceeds and Other Payments Received	11,520,196.66		28,133,990.17	
Residual Loss / (Gain)	(927,080.29)		(2,453,943.25)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.753)%	
Prior Collection Period	(1.207%)	
Second Prior Collection Period	NA	
Third Prior Collection Period	NA	
Four Month Average	(0.980)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.159)%

Average Residual Loss / (Gain)   (3,701.27)